No M/0663/SP date September 20, 2013

VIA EDGAR

September 20, 2013

Mr. W. John Cash

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-4631

Re:	Mechel OAO (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2012 (the “Form 20-F”)
Filed April 16, 2013 File No. 1-32328

Dear Mr. Cash:

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s letter dated August 13, 2013.

Form 20-F for Fiscal Year Ended December 31, 2012

Mineral Reserves (ferroalloys), page 125

1. We note your disclosure indicates your chrome reserves are determined in accordance with JORC and meet the standards of Industry Guide 7. Please note, given the significant differences between JORC and Industry Guide 7, it is not clear to us how you reached your mineral reserve conclusions. Also, please note that we do not typically accept JORC reserves as a basis of DD&A calculations under U.S. GAAP. Please tell us to what extent you are using JORC reserves for your DD&A calculations, including the associated balance sheet amounts. Please be advised that your responses to our mining engineer’s comments below regarding this matter may result in additional comments related to your financial statements.

Response

While there are technical variations between proven and probable reserves determined under JORC and Guide 7, these variations do not result in any material differences between our proven and probable reserves determined under JORC and Industry Guide 7.

Mechel OAO

Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation

Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com

In calculations of DD&A and associated balance sheet amounts we use data derived from our production plans underlying respective mineral assets. In particular, our calculations of DD&A are based on the proportion of depletion for the period to the total amount of tons planned to be produced during the life of the respective mine. We use reports on our JORC reserves, prepared by independent engineers, as an additional confirmation of the correctness and viability of our production plans.

Liquidity and Capital Resources Capital Requirements, page 199

2. We note your disclosure indicates you intend to procure off-balance sheet project-type financing for the development of the Elga coal deposit. Please tell us and expand your disclosures in future filings to fully describe and quantify these arrangements and to explain why they will not be required to be reflected on your balance sheet.

Response

At the time of the filing of the Form 20-F, we had planned to procure off-balance sheet project-type financing for the development of the Elga coal deposit through the formation of a joint venture with one or more major steel producers from Southeast Asia interested in the future supply of coal from the Elga coal deposit. While this type of financing would have been non-recourse to our group, no such financing was ever procured. In our future filings, to the extent any such financing is procured, we will expand our disclosure to fully describe and quantify these arrangements and to explain why they will not be required to be reflected on our balance sheet.

We separately note that on September 18, 2013, we issued a press release to announce that more traditional financing for the development of the Elga coal deposit has been approved by the lender (Vnesheconombank). We will issue a further press release once the financing is finalized.

Restrictive Covenants, page 207

3. We note your disclosure indicates, based on projections, you intend and have the ability to meet your debt covenants during and for the year ending December 31, 2013. Please tell us and expand your disclosures in future filings to fully describe and quantify these projections and to explain the significant assumptions underlying your debt covenant determination. Also, please revise future filings, to disclose and discuss the material uncertainties regarding your debt covenant determination and to address the risks and potential consequences if you are unable to meet future debt covenants.

Response

Our ability to meet the debt covenants has been estimated on the basis of our short-term budgets and long-term projection (the “Projection”) of the company. The Projection combines production plans by entities, key products and cost items price dynamics, maintenance and project CAPEX program, loans portfolio and repayment schedule and other budgeted and projected items. It includes income and cash flow statements both on separate entities and consolidated level which is being used for purposes of debt covenants calculation. The Projection is prepared using assumptions that comparable market participants would use.

To forecast key product prices, exchange rates dynamics and inflation rates we use a wide variety of sources including the following institutions: Ministry for Economy Development and Trade of the Russian Federation, leading investment banks, AME, CRU, SRB, Metal Expert, WSD, McCloskey, EIA, TMCard, MBR, Rosugol, RasMin, Metal Bulletin—along with our own estimates.

As of December 31, 2012, we projected the following covenant ratios for the forthcoming period of 6 and 12 months, required to comply under the most significant loan agreements:

Restrictive Covenant	Requirement	Projection as of June 30, 2013	Projection as of December 31, 2013
Mechel’s Adjusted Shareholders Equity, as defined in respective loan agreements (in thousands of U.S. dollars)	Greater than or equal to $4,000,000	$4,407,553	$4,244,328
Mechel’s Net Borrowings to EBITDA	Shall not exceed 7.5:1.0	7.3:1.0	6.9:1.0
Mechel’s EBITDA to Net Interest Expense	Shall not be less than 1.50:1.0	1.69:1.0	1.75:1.0
Mechel’s Net Borrowings (in thousands of U.S. dollars)	Not exceed $11,000,000	$9,036,506	$9,655,130

The significant assumptions underlying our debt covenant determination are projected product prices, sales volumes, cost dynamics, inflation rates and discount rates. Some of these assumptions may materially deviate from our historical results primarily due to the market downturns and economic slowdowns in the recent years. All these material assumptions are based on our projections and are subject to risk and uncertainty.

In our future filings, we will include disclosure similar to the above. The potential consequences of being unable to meet debt covenants are described in the risk factor “We have not been in compliance with the financial covenants in certain of our credit facilities” on page 13. We will add a cross-reference to this risk factor.

Critical Accounting Policies and Estimates

Mining assets and processing plant and equipment, page 231

4. Please expand your disclosure in future filings to state, if true, “[exploration] costs include the costs of identifying and upgrading mineral resources to reserve status”... for mineral projects in the development and production stages.

Response

We confirm this is true. In our future filings, we will expand our disclosure to state that exploration costs include the costs of identifying and upgrading mineral resources to reserve status for mineral projects in the development and production stage.

Long-lived assets impairment, including definite-lived intangibles and goodwill, page 232

5. We note your disclosures regarding impairments you recorded in 2012. Please tell us and expand your disclosures in future filings to address the following: disclose the amount of any remaining goodwill for each reporting unit where you recorded a goodwill impairment; clarify how you determined only one additional reporting unit had a fair value that was not substantially in excess of its carrying value; disclose the number of reporting units where you tested long-lived assets for recoverability and clarify how you determined which reporting units to test; disclose the remaining carrying value of the long-lived assets for each reporting unit where you recorded a long-lived asset impairment; and explain the material uncertainties regarding your impairment analyses and address the risks and potential consequences of future impairments.

Response

As of December 31, 2012, the amount of remaining goodwill for each reporting unit where we recorded a goodwill impairment was $nil.

In order to determine a reporting unit which had a fair value that was not substantially in excess of its carrying value we compared the carrying value of each reporting unit to its fair value based on the discounted cash flows expected to be generated by this reporting unit. As of December 31, 2012, only one of our reporting units (Kuzbass Power Sales Company) had a 2% excess of fair value over its carrying value while others had the excess of 48% and more.

As of December 31, 2012, the number of reporting units where we tested long-lived assets for recoverability was 19. We tested long-lived assets for impairment at each reporting unit where the potential amount of such impairment could be material for us.

The remaining carrying value of the long-lived assets for each reporting unit where we recorded long-lived asset impairment as of December 31, 2012, was as follows (in thousands of U.S. dollars):

Reporting unit	Segment	Impairment loss as for the year ended December 31, 2012	The remaining carrying value of the long-lived assets as of December 31, 2012
Ductil Steel S.A.	Steel	115,181	619
SUNP	Ferroalloy	94,249	—
Mechel Targoviste S.A.	Steel	48,806	117
Kazakhstansky Nickel Mining Company	Ferroalloy	22,679	—
Laminorul S.A	Steel	29,933	121
Mechel Campia Turzii S.A	Steel	19,727	—
Nemunas	Steel	8,397	7

Total		338,972	985

The material assumptions that drive cash flows we use in our impairment analysis are mainly represented by production and sales volumes, sales prices, operating costs, useful life of the long-lived assets and, for goodwill impairment analysis, we also estimate the discount rate. All these material assumptions are based on our projections and are subject to risk and uncertainty. Changes in these material assumptions could result in lower than expected cash flows that may trigger the impairment of our long-lived assets and goodwill.

In our future filings, we will expand the disclosure to include disclosure similar to the above. The potential risk and consequences of future impairments are described in the risk factor “We may incur impairments to goodwill or other long-lived assets which could negatively affect our future profits” on page 19. We will add a cross-reference to this risk factor.

Financial Statements

Note 3—Acquisitions. Investments and Disposals (a) Cognor Shahlhandel Gmbh. page F-30

6. Please explain to us in detail why the goodwill associated with your acquisition of Cognor was fully impaired after only three months following the acquisition. Please tell us how the purchase price was determined and explain to us what specific factors changed from your initial assumptions and resulted in the complete goodwill impairment.

Response

The purchase price for the acquisition of Cognor Stahlhandel GmbH (“Cognor”), a metallurgical trader located in Austria, was determined through the negotiations with its sellers. To assess the suitability of the purchase price, we used actual data on operations of Cognor provided by the sellers and discounted cash-flow projections prepared by us with the assistance of the independent consultants.

Goodwill of $61,949 thousand arising from the acquisition of Cognor represented expected benefits from the synergies related to the expansion of our trading activities and strengthening the position in the European market.

After the acquisition of Cognor, an independent appraiser based in Austria prepared a report for us on the fair value of Cognor customer relationships and property, plant and equipment. This report allowed us to finalize purchase price allocation in our financial statements and gave us additional information for testing of Cognor goodwill impairment as of December 31, 2012.

During the goodwill impairment test conducted by us as of December 31, 2012, we concluded that our initial forecast had not realized and the actual results were lower than initially expected. In the course of our analysis, we identified the main factors that were different from our initial assumptions and which, in turn, affected the fair value of Cognor triggering the complete goodwill impairment, were as follows:

1.	A continued downturn in steel prices and margin deterioration and the extension of the European market weakness and lack of positive prospects for the recovery of the European market;

2.	A decrease in current and projected sales following the departure of a key manager of Cognor after the acquisition of the company;

3.	A failure in results of our strategy implemented at Cognor after the acquisition which focused on sales of our own products through the distribution network of Cognor. One of the reasons for this failure was the difference in quality of the products produced by our Russian mills and quality required by the European customers. This in turn lowered our expectations of benefits from the synergies related to the expansion of our trading activities and worsened the outlook for our position in the European market.

The decline in Cognor performance in the period of six months of 2013 has confirmed the validity of the assumptions we used in the test of Cognor goodwill impairment as of December 31, 2012.

(c) Donetsk Electrometallurgical Plant page F-32

7. Please tell us how the purchase price for your acquisition of DEMP was determined and explain to us what specific factors changed from your initial assumptions and resulted in the complete goodwill impairment one year after the acquisition.

Response

The purchase price for the acquisition of Donetsk Electrometallurgical Plant (“DEMP”), a steel plant located in Ukraine and acquired by us in December 2011, was determined through negotiations with its seller. To assess the suitability of the purchase price, we used actual data on operations of DEMP, provided by the sellers and discounted cash-flow projections, prepared by us.

Goodwill of $205,522 thousand arising from the acquisition of DEMP represented expected benefits from the synergies related to continuously-cast billets and rolls of specialty steel products trading and strengthening of our position in the European and United States markets.

In December 2012, we revised our short- and long-term projections in respect of DEMP based on our experience with DEMP in 2012 and updated forecasts. The discounted cash flows based on the revised projections showed a significant decline in the fair value of DEMP. The main factors that were different from our initial assumptions were as follows:

1.	A continued downturn in steel prices and margin deterioration and the extension of the European market weakness and lack of positive prospects for the recovery of the European market;

2.	An unexpected increase in production costs of DEMP in 2012 that was driven by a significant increase in the cost of scrap—the main raw material for EAF (electric arc furnace) method of steel production used by DEMP. The main factor of the increase in the cost of scrap was the consolidation of control over the main scrap producers in Ukraine by the local major steel producers. As a result, a substantial deficit of scrap was formed in the Ukrainian market that led to the growth in scrap market prices. In our analysis we concluded that the lack of scrap and its increased cost were a long-term factor, which in turn required us to change our assumptions in DEMP forecasted cash flows and led to decrease in its fair value.

The decline in DEMP performance in the period of six months of 2013 has confirmed the validity of the assumptions we used in the test of DEMP goodwill impairment as of December 31, 2012.

Note 8—Long-Term Investments

(a) Equity Method Investments, page F-43

8. It is not clear to us why the summarized financial information for equity investees is labeled unaudited. Please advise or revise in future filings.

Response

This information is in fact audited and in our future filings, the ‘unaudited’ label will be removed.

Note 9—Related Parties

(a) Transactions with Related Metallurgical Plants page F-47

9. We note your related party relationship with Estar Group is based on board representation, management and other arrangements. We further note related party transactions with this Group were a key driver in your net loss for fiscal year 2012. Please explain to us in greater detail the specifics of your associations with Estar Group. Please describe in detail your management role and “other arrangements” and also tell us the names and titles of those from your company who are represented on the board of Estar Group.

Response

In 2008, Estar Group consisted of several metallurgical and pipe mills, metal traders and scrap collecting companies situated in Russia, Ukraine and in European countries. During the economic crisis of 2008-2010, Estar Group faced significant financial difficulties as a result of the long-term decline in prices for its products, and was forced to look for a partner to continue its work, which could supply semi-finished products to Estar Group companies and help with the sale of finished goods.

In the second half of 2009, we received an opportunity granted by Estar Group management to influence sales and operating policies through the representation in the board of directors, management and other arrangements. Since that moment we participated from an advisory perspective in decision-making process relating to finished goods distribution, including pricing, volumes, assortment and terms of raw materials (semi-finished goods) delivery for Estar Group entities. There were no formal agreements regulating our participation in Estar Group business. However, in 2010 and 2011, we signed consulting agreements with several Estar Group entities. According to these agreements, we rendered consulting services for financing and investing activity, procurement, sales and marketing, accounting and taxation, recruiting, information technology. We had no ability to influence the matters of ownership, reorganization or liquidation of these entities, as well as changes in management and strategic decisions, which were resolved by Estar Group controlling shareholder or other management bodies (annual shareholders’ meeting, etc.). All our transactions with Estar Group companies were carried in joint interest of both parties in expanding our operations and products range on the steel market and allowing Estar Group companies access to our strong supply and sales network.

Our representation in the Board of Directors was relevant only for two Estar Group entities: Invicta Merchant Bar and MIR Steel. The transactions with these entities were insignificant to our Group. Invicta Merchant Bar was subsequently acquired by us in September 2011. Our operations with MIR Steel were ceased in 2011.

10. We note your loan arrangement with Estar Group was entered into in November 2011 and that interests in Estar Group metallurgical plants were provided as collateral. Please explain to us in greater detail the underlying reasons why and how you determined that the value of the collateral was “nil” thirteen months later at December 2012. It is not clear to us why the metallurgical plants have no value or how their value dropped so significantly in such a short period.

Response

As of December 31, 2012, we evaluated the recoverability of the amount of the loan due from Estar Group. This evaluation was conducted using the fair values of the assets pledged as collateral under the loan arrangements.

In order to determine the fair value of the collateral as of December 31, 2012 and 2011 we used discounted cash flows projections prepared by us with the assistance of the independent consultants.

The main reasons which led to the decrease in value of the collateral to “nil” as of December 31, 2012 were as follows:

1.	A continued downturn in steel prices and margin deterioration and the extension of the European market weakness and lack of positive prospects for the recovery of the steel market;

2.	Our inability to control the performance of assets pledged;

3.	Insufficient proactive actions and steps taken by the management of the metallurgical plants as a response to the deteriorated market conditions that resulted in a significant decrease in operating performance and increase in liabilities of these plants.

These factors led to the reduction in the cash-flows projections that together with significant level of debt of these companies as of December 31, 2012 resulted in a $nil fair value of the shares of metallurgical plants as collateral under the loan arrangements.

Further deterioration of the steel market during the six months of 2013 and actual performance of these metallurgical plants confirmed the validity of our assumptions used to estimate their fair values as of December 31, 2012.

11. Please tell us and disclose in future filings whether you have taken possession of the assets provided as collateral to the loan arrangement. If not, please explain why.

Response

We have taken possession of the following assets provided as collateral to the loan arrangement with Estar Group:

•	Cognor Stahlhandel GmbH, a metallurgical trader located in Austria. We acquired a 100% interest in this entity on September 25, 2012.

•	Lomprom Rostov, a factory performing collection and storage of scrap metal located in Shakhty, Russia. We acquired 100% of the shares of this entity on November 22, 2012.

We have not taken possession of other assets provided as collateral yet because these entities are burdened with substantial amount of debt. The acquisition of these assets will reduce our ability to raise additional financing for our current projects.

In our future filings, we will disclose the above possessions and possessions of other assets provided as collateral to the loan arrangement, if any.

12. It appears you provided Estar Group an additional $213 million to purchase Cognor Stahlhandel, Gmbh, an Austrian trading firm in September 2012, and as security deposits to acquire other pledged assets. Your disclosures indicate that Cognor and the assets subject to the security deposits were part of the pledged collateral for your $944 million loan. Please explain to us and disclose in future filings why you paid additional amounts to purchase Cognor and as security deposits, given that Cognor and the assets subject to the security deposits were already pledged as collateral under the loan arrangement. We note the original September 2012 maturity of your loan appears to coincide with the timing of your purchase of Cognor.

Response

The substance of this transaction is that we paid approximately $29 million to purchase Cognor from Estar Group and Estar Group used the proceeds to partially repay the loan to us.

The form of the transaction is as follows:

a. We initially estimated the purchase price of Cognor and Lomprom to be approximately $213 million and this amount was paid to Estar Group as a deposit. We subsequently received appraisals for Cognor and Lomprom which indicated values of $29.1 million and $0.1 million, respectively, which were the actual purchase prices.

b. Although the original loan to Estar Group was made by our subsidiary Skyblock Ltd., we preferred that Cognor shares be actually purchased by other subsidiaries of the Company to better align it with the structure of the company.

c. Therefore, the initial deposit was paid to Estar Group by those other subsidiaries which ultimately purchased Cognor and the proceeds of $213 million (including Cognor purchase price of $29 million) was paid to Skyblock. The payment and receipt of the $184 million had no significant impact on the consolidated financial statements of the Company.

13. Please explain to us in greater detail how you concluded in your VIE analysis that you are not the primary beneficiary of the metallurgical plants.

Response

Based on the combined design of the loan provided to the related metallurgical plants and trading agreements with these entities, we determined that these companies were Variable Interest Entities (“VIEs”). Nevertheless, we were not the primary beneficiary of Estar Group entities by virtue of our role as a trading partner and creditor without equity ownership in the entities and without significant representation in their management structures, sufficient to determine the operational policies. We were limited in our exposure to risks by the net amounts receivable from the related metallurgical plants.

According to 810-10-25-38A, in determining which party is the primary beneficiary of a VIE both of the following characteristics need to be present:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance (“power”)

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE (“benefits”).

We participated in Estar Group entities’ activities from an advisory perspective in the processes relating to finished goods distribution, including pricing, volumes, assortment and terms of raw materials (semi-finished goods) delivery. No substantive decisions were made by us.

The loan provided to the related metallurgical plants and related pledge agreements did not give us any decision-making powers in these entities. The power to direct the activities of the related metallurgical plants that most significantly impacted their economic performance lay with the owners of these entities. Therefore, we concluded that criterion (a) (“power”) is not met. Due to the fact that both criteria need to be present in order to determine whether an entity is the primary beneficiary of a VIE, no further analysis of criterion (b) was performed.

14. Please explain to us in greater detail how you concluded that sales to the related metallurgical plants and purchases from them were not in contemplation with each other. Please also explain to us in greater detail how you determined that you functioned as a principal, such that the transactions are recorded on a gross basis in your financial statements. In regard to revenues you recorded by re-selling goods purchased by you to the related metallurgical plants, revenues you recorded by selling products manufactured by you and services rendered by you to the related metallurgical plants, and revenues you recorded by re-selling products manufactured by the related metallurgical plants, please tell us how the related sales and purchase prices were determined and tell us the impact of these transactions on your gross profits during each period presented.

Response

In 2012, we reduced our trade transactions with the related metallurgical plants which are certain Russian and foreign metallurgical plants and trading companies named in Note 9 (l) of our financial statements. All these entities are related parties of the Group and the types and amount of transactions with them are also disclosed in Note 9(a) of our financial statements. Related metallurgical plants and the nature of these sales are also described in detail on pages 264-266 of the Form 20-F.

For each case of sales to the related metallurgical plants and purchases from them we (the “Group” or the “Company”) conducted an analysis in order to identify whether these transactions had been performed in contemplation with each other and, if yes, to combine these transactions for accounting purposes deferring the revenue recognition to the point of earnings process culmination. We analyzed types and details of these transactions, the level of completion of the involved products and the existence of a market for them, and also whether these transactions formed a production chain for the particular finished goods.

In our analysis, we also considered the following facts:

•	We purchased products from many different suppliers for subsequent resale through our distribution network. The share of goods purchased from the related metallurgical plants in our total cost of goods resold accounted for 36%, 33% and 28% in 2012, 2011 and 2010, respectively, or 15%, 18% and 16% of the total cost of sales in 2012, 2011 and 2010, respectively;

•	The related metallurgical plants produced some types of products that we were unable to produce using our existing production facilities. The purchase of these products from the related metallurgical plants allowed us to complement the range of goods offered by us to our customers through our distribution network;

•	Our sales to the related metallurgical plants accounted for 3.8%, 3.3% and 4.3% of the total sales in 2012, 2011 and 2010, respectively. Our analysis showed that we had been able to sell these goods to our other clients.

We also analyzed our sales to the related metallurgical plants in accordance with SAB Topic 13.A.2, Question 2.

As a result of the analysis performed we concluded that our sales to the related metallurgical plants and purchases from these entities were not in contemplation with each other and these transactions should be reported separately in our statement of operations and comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010.

In order to determine whether we functioned as a principal and therefore our transactions should be recorded on a gross basis in your financial statements we considered the factors provided in ASC 605-45-45. The factors we analyzed are described in Note 2 (t) of our financial statements and include the following:

“Revenues are reported based on the gross amount billed to the customer when the Group has earned revenue as a principal from the sale of goods or services, or the net amount retained (that is, the amount billed to the customer reduced by the amount billed by the supplier) when the Group has earned a commission or fee as an agent. The Group evaluates the relevant facts and circumstances and takes into consideration the following factors in determining whether to recognizes revenue on a gross basis: (1) the Group is the primary obligor in the arrangement; (2) the Group has general inventory risk including customer returns; (3) the Group has latitude in establishing price; (4) the Group changes the product or performs part of the service; (5) the Group has discretion in supplier selection; (6) the Group is involved in the determination of product or service specifications; (7) the Group has physical loss inventory risk; (8) the Group has credit risk. Otherwise, revenues are reported net when the Group performs as an agent or a broker without assuming the risks and rewards of ownership of goods. The evaluations of these factors, which at times can be contradictory, are subject to significant judgment and subjectivity. This accounting policy of reporting revenue gross as a principal versus net as an agent has no effect on gross profit, income from continuing operations before taxes, or net income”.

ASC 605-45 indicates that whether a company should recognize revenue gross or net is a matter of judgment that depends on the relevant facts and circumstances and provides a number of factors or indicators that should be considered in the evaluation. We have analyzed all our transactions with the related metallurgical plants in order to determine where we had functioned as a principal and, therefore, a gross revenue reporting was appropriate. The following indicators supported the appropriateness of the gross revenue reporting: (i) the Group is the primary obligor, (ii) the Group has discretion in supplier selection, (iii) the Group has responsibility for general inventory risk including physical loss of inventory, (iv) the contracting parties have latitude in establishing prices, (v) the Group has involvement in determining product specifications for the customers, and (vi) credit risk resides with the Group. The analysis of each indicator supporting gross revenue reporting is as follows:

Gross revenue indicators	Consideration

The company is the primary obligor in the arrangement	The Group is the primary obligor in purchases and subsequent resale of goods to the customers. The Group separately contracts with the vendors and customers and is the responsible party for any product quality issues with its customers.

The company has general inventory risk (before a customer order is placed or upon customer return)	Inventory risk is transferred to the Group entities upon loading of the goods to the ship and stays with the Group until the goods are unloaded in the port of destination.

The company has latitude in establishing price	The Group has latitude to establish the price charged to the customers; however, the prices are subject to market and competitive constraints given the nature of product being sold.

The company has discretion in supplier selection	The Group has discretion in selecting suppliers and enters into standard short-term purchase contracts with vendors.

The company is involved in the determination of product or service specifications	The Group determines the nature, type, characteristics, or specifications of the product or service ordered by the customer.

The company has physical loss inventory risk (after customer order or during shipping)	The Group has the risk of loss while the goods are in transit to the customers.

The company has credit risk	The Group bears the credit risk from the sales to the customers.

The amount the company earns is fixed	The amounts the Company charges are negotiated directly with the customers but are subject to market and competitive constraints.

The presentation on gross versus net basis of our transactions with related metallurgical plants did not have significant impact on the Group’s gross profit. The gross profit related to these transactions amounted to (in thousands of U.S. dollars):

	2012	2011	2010
Catetory of transaction
Re-sale of purchased goods to the related metallurgical plants	4,291	20,384	15,126
Sale of manufactured products to the related metallurgical plants	20,151	26,379	24,921
Re-sale of products manufactured by the related metallurgical plants	88,184	84,023	76,978

Total gross profit	112,626	130,786	117,025

We determined sales or purchase prices in each case related to the transactions described above depending on the nature of such transaction and according to the trends in market prices, price-lists for similar products we had for our clients, discount policies and terms of payment.

We believe the current presentation provides a clear picture of the economics of the business and provides overall transparency on the face of the financial statements.

Note 23—Impairment of Goodwill and Long-Lived Assets, page F-88

15. Please confirm to us and clarify in future filings that your goodwill impairment analysis included all reporting units as disclosed under critical accounting policies.

Response

We confirm that our goodwill impairment analysis included all reporting units as disclosed under critical accounting policies. We will clarify this fact in our future filings.

Note 25—Commitments and Contingencies, page F-95

16. We note your disclosures in note 25(f) regarding the contingent payment related to the Drilling Program at the BCG companies. Please more fully explain to us, and disclose in future filings, why you believe the letter you received is deficient, what specific additional information you requested, and when you expect this contingency to be resolved

Response

The purpose of the Contingent Payment was to provide the Seller with additional consideration for the acquired shares of Bluestone Industries, Inc., Dynamic Energy, Inc. and JCJ Coal Group LLC (the “BCG Companies”) based upon additional quantities of coal located on the BCG Companies properties, but not identified and quantified prior the closing of the stock purchase and sale agreement (the “Agreement”). Under the relevant provisions of the Agreement, the Contingent Payment amount is based on the Contingent Reserves as determined by an independent Engineering Firm after the conclusion of a two-year exploratory Drilling Program. Per the Agreement, these Contingent Reserves were to be certified by the Engineering Firm to be “(i) proven and probable reserves or (ii) measured and indicated resources in accordance with the same criteria used in the Initial JORC Report (which are the JORC Code Guidelines).”

In September 2011, the engineering company engaged by the Sellers sent to the BCG Companies a letter stating the summary of their “resource study” conducted in the Selected Areas indicated thereon. The Sellers subsequently asserted that the September 2011 letter satisfied the requirements of the Agreement for determining the Contingent Reserves, which the BCG Companies and Mechel Mining contest. Although the letter indicated that the resource estimates made therein had been done in general accordance with the JORC Code, it fails many of the requirements applicable to a certified JORC Code report, as well as other requirements for the report set forth in the Agreement. With regard to the JORC Code, the letter misapplies the JORC Code criteria, fails to consider critical information deemed material under the JORC Code, and fails to set forth the appropriate analysis and include the documented technical support required in a JORC Code report. For example, the letter lacks any information and appropriate level of explanation about (1) the collection, verification, and sufficiency of the underlying raw data and the nature and appropriateness of estimation techniques, (ii) the review of data and other information about historic mine workings, and (iii) the consideration of any reasonable prospects for eventual economic extraction. The letter also does not include a Competent Person’s attestation, an essential element of a certified JORC Code report, and on its face, it purports, as noted above, only to be a “resource study” and not a “Competent Person’s Report.” For all of these reasons, the letter is not in compliance with the JORC Code.

After receipt of the letter, the BCG companies requested from the Seller’s engineering company geophysical logs, drillers logs and notes from all the drill holes, grouting reports and other additional information needed to assess the basis of the letter. Although only incomplete information has been provided to date, our mining engineers determined that most of the coal included in the September 2011 letter was from coal seams and areas where mining is not possible due to economical or other technical reasons. Also, the Sellers’ engineering firm included in their study some coal volumes already accounted for in the pre-merger data and some coal volumes not owned or in any way controlled by the BCG companies.

Continuing our ongoing efforts to resolve all issues related to the determination of Contingent Reserves (including the calculation of the Contingent Payment) and the conduct of the Drilling Program, in early September 2013, we entered an agreement with the Seller, the Seller’s engineering company to suspend the running of time with respect to limitations on filing claims.

We hope to resolve all issues related to the determination of Contingent Reserves (including the calculation of the Contingent Payment) and Drilling Program before the Contingent Payment is due, which under the Agreement is May 7, 2014. If we are not able to do so, we will seek judicial remedies.

We will expand the disclosure in our future filings with the relevant information regarding the progress of the matter similar to the above and our estimation on its settlement, including the following;

•	We did not receive a certified Contingent Reserves report from the Seller that complies with the JORC Code requirements and other requirements set forth in the Merger Agreement, but rather a letter with some findings which are unsubstantiated to date; and

•	Our review of the letter and the partial supporting data received to date indicates that the estimation of the Contingent Reserves made by the engineering company was not properly derived and supported.

Note 26—Subsequent Events, page F-99

17. We note your disclosure that indicates you won an auction to acquire shares of Vanino Sea Trade Port OAO in December 2012. We further note you took possession of the shares in January 2013 and immediately resold the vast majority of the shares. Please explain to us, and disclose in future filings, your business purpose for acquiring the shares. In addition, please tell us and disclose in future filings the amount you received from the re-sale of the shares and any resulting gain or loss you recorded.

Response

Our business purpose for acquiring the shares of Vanino Sea Trade Port OAO (Port Vanino) was to acquire a minority stake in Port Vanino and through this we intended to get a long-term access to the transshipment facilities of the largest seaport in Khabarovsk Krai, the Russian Far East, in order to secure coal sales to our major customers in Southeast Asia, which will grow in the future along with the increasing volumes of coal production at our Elga coal deposit.

On December 7, 2012, we won an auction to acquire the state-owned 55% stake in Port Vanino for 15.5 billion Russian rubles ($501,444 thousand as of the auction date). After we received shares on January 11, 2013, we immediately re-sold the stake of 53.28% for 15.0 billion Russian rubles ($493,830 thousand as of the transaction date) in cash to several independent investors we had previously agreed with and at the price per share we had paid at the auction. At the same date, we re-sold 0.67% of Port Vanino shares to Mr. Igor Zyuzin, our Chairman and controlling shareholder, for 189 million Russian rubles ($6,229 thousand as of the transaction date) in cash at the auction price per share. No income or loss was recorded as a result of these transactions in 2013. We retained the remaining stake of 1.05% with a further view to take part in the Board of Directors and operating management of Port Vanino after purchasing additional shares.

On January 28, 2013, we acquired additional 21,892 common and 16,039 preferred shares of Port Vanino from a minority shareholder for the aggregate consideration of 5.0 billion Russian rubles ($167,969 thousand as of the transaction date) to be paid in 265 days. These purchases resulted in 29.2% stake in Port Vanino being held by us that enables us to have significant influence over the operations of the port, including the shipping of our goods through the port.

The main reason for the immediate resale of the vast majority shares acquired at the auction was the significant amount of cash needed to be paid for the controlling stake and our decision was not to incur additional debt for the acquisition of the entire controlling stake.

Port Vanino is situated in a natural deep-water Vanin bay in the Tatar Strait, Russia, and has an access to one of the major Russian railway lines – Baikal Amur Mainline (BAM). The main advantage of Port Vanino is its location as it provides the shortest railway connection to the central territories of Russia, Siberia and the districts of BAM, easy access to Southeast Asia ports and the shortest sea connection between Russia and the North American continent.

We consider the access to the transshipment facilities of Port Vanino as our competitive advantage which allows us to diversify our sales, provides us with additional growth opportunities and acts as a hedge in the event of a decrease in demand from customers in Russia.

In our future filings, we will include disclosure similar to the above.

Exhibits

18. We note that you have entered into multiple credit agreements, including most recently a credit facility agreement with VTB Bank for approximately U.S. $1.3 billion. Please file any credit agreement that is material to you as an exhibit to your next Exchange Act report. See Instruction 1.4 of Instructions to Exhibits on Form 20-F. Please file the full copy of any such credit agreement, including all exhibits and schedules.

Response

We will file copies of any credit agreement that is material to us as an exhibit to our next Exchange Act report.

Engineering Comments

19. We reviewed your reserve disclosure and noted the absence of the Krasnoyarovsky Development Project, quality information (Kcal/kg and % Sulfur) for the Yerunakovskaya-1 Development Project, and the Uvatskoye Quartzite Mine reserves. Supplementally, please explain these omissions from your reserve statements.

Response

In October 2012, Rosnedra (the Russian Federal Subsoil Use Agency) prematurely terminated subsoil license for our Krasnoyarovsky Open Pit on the basis of our voluntary notification of refusal of mineral rights for this iron ore mine. As a result, we excluded the Krasnoyarovsky Development Project from our reserve disclosure.

We had not completed the estimation of the Uvatskoye Quartzite Mine proven and probable reserves under the requirements of Industry Guide 7 by the end of the year 2012, and thus were not able to state the amount of our quartzite and quartzite sandstones proven and probable reserves in our reserve disclosure.

In our future filings, we will include the quality information (Kcal/kg and % Sulfur) for the Yerunakovskaya-1 Development Project and clarify the status of the Uvatskoye Quartzite Mine mineral assets in our reserve disclosure.

20. We note IMC Montan (IMC) reviewed your iron and coal assets. Please forward to our engineer as supplemental information and not as part of your filing, the review report that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses. To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

Response

The IMC review reports which establish the legal, technical, and economic feasibility of our materials designated as reserves were prepared in Russian (only) for the needs of our Russian speaking personnel. The review reports contain over 300 pages of text and graphics. We commit to provide an English translation of the IMC review reports to Mr. George K. Schuler, P.E., your mining engineer, by November 20, 2013.

*   *   *   *

In connection with our responses above, we acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments which will help us to improve the disclosure in the next Form 20-F. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Stanislav A. Ploschenko

Stanislav A. Ploschenko
Senior Vice President – Finance

Copy to:

Kevin Stertzel

Anne McConnell

Ken Schuler

Erin Jaskot